Exhibit 2.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Interim Management’s Discussion and Analysis (“MD&A”) presents management’s discussion and analysis of the consolidated financial position of Ceres Global Ag Corp. (“Ceres” or the “Corporation”), the consolidated results of its operations, liquidity and capital resources, business risks and future outlook.  This MD&A should be read in conjunction with Ceres’ unaudited interim condensed consolidated financial statements for the three-month periods ended June 30, 2014 and 2013, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Riverland Ag Corp. and Riverland Agriculture, Ltd. (collectively, “Riverland Ag”) represent Ceres’ largest investment and are wholly-owned subsidiaries of Ceres.  In discussing the interim results of operations, reference will be made to results on a consolidated basis and to results for Riverland Ag separately.

This MD&A has been prepared as of August 12, 2014.  Unless otherwise indicated, all dollar amounts are reported in Canadian dollars (“C$”).  Additional information relating to Ceres, including the Corporation’s Annual Information Form for the fiscal year ended March 31, 2014, can be obtained on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This interim MD&A contains information that is “forward-looking information”, “forward-looking statements” and “future oriented financial information” (collectively herein referred to as “forward-looking statements”) within the meaning of applicable securities laws.  Forward-looking statements in this document may include, among others, statements regarding future operations and results, anticipated business prospects and financial performance of Ceres and its subsidiaries, expectations or projections about the future, strategies and goals for growth, the action against Ceres initiated by the Scoular Company expected and future cash flows, costs, planned capital expenditures, anticipated capital projects, construction and completion dates, including the plans, costs, timing and capital requirements for the development of the Northgate Commodities Logistics Centre (“NCLC”), operating and financial results, critical accounting estimates and the expected financial and operational consequences of future commitments.

Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “outlook”, “likely”, “probably”, “going forward”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes”, “may have implications” or similar words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”,

“might”, or “will be taken”, “occur”, or “be achieved”.  Forward-looking statements in this document are intended to provide Ceres’ shareholders and potential investors with information regarding Ceres and its subsidiaries, including Management’s assessment of future financial and operational plans and outlook for Ceres and its subsidiaries.

Forward-looking statements are based on the opinions and estimates of management at the date the information is made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Actual results or events may differ from those predicted in these forward-looking statements. All of the Corporation’s forward-looking statements are qualified by the assumptions that are stated or inherent therein, including the assumptions listed below. Although Ceres believes these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements.

Key assumptions have been made in connection with the forward-looking statements in this interim MD&A.  These assumptions include, but are not limited to, the following (in no particular order of importance):

-
The expected transition towards more integration in the North American grain commodity markets as a result of the deregulation and privatization of the Canadian Wheat Board, which has effectively dismantled the monopoly in marketing wheat crops in Canada enabling farmers to gain more direct access to open markets;

-	Volume and quality of grain held on-farm by producers in North America are expected to increase as a result large old crop carryover inventories and a sizable new crop on the horizon;

-	No material change in the regulatory environment in Canada and the United States;

-	Supply and demand factors as well as the pricing environment for grains and other agricultural commodities;

-	Fluctuation of currency and interest rates;

-	General financial conditions for Western Canadian and American agricultural producers;

-	Market share that will be achieved by the Corporation;

-	The successful financing and completion of Northgate Commodities Logistics Centre (“NCLC”), and all required regulatory permits and approvals;

-	The successful negotiation of competitive rail freight agreements with Burlington Northern Santa Fe Railway (“BNSF”) at Northgate;

-	The ability of Ceres to successfully plan, design, build and operate the Northgate grain elevator;

-	Ceres’ ability to obtain financing and to re-finance the term loan on acceptable terms;

-	Ceres and Riverland Ag’s ability to successfully defend itself against, or settle, the dispute with Scoular;

-	The successful internalization of Ceres’ management, processes and procedures;

-	Riverland Ag’s ability to realize the economic benefits resulting from the synergies with NCLC;

-	Riverland Ag’s ability to maintain existing customer contracts and relationships;

-	Continued compliance by Riverland Ag with its loan covenants; and

-	The ability of Stewart Southern Railway Inc. (“SSR”) to continue its growth in grain and oil shipments by rail, without service disruption.

The preceding list is not exhaustive of all possible factors.  All factors should be considered carefully when making decisions with respect to Ceres.  Many such factors and events are not within the control of Ceres.  Factors that could cause actual results or events to differ materially from current expectations include, among others, risks related to weather, politics and governments, changes in environmental and other laws and regulations, competitive factors in the agricultural, food processing and feed sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments, global and local economic conditions, the ability of Ceres to successfully implement strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Corporation’s assets, the availability and price of commodities, and the regulatory environment, processes and decisions.  Ceres has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements.  However, there may be other factors that might cause actions, events or results that are not anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information.

By its nature, forward-looking information is subject to various risks and uncertainties, including those risks discussed in other sections of this interim MD&A and in other filings and communications, any of which could cause Ceres’ actual results and experience to differ materially from the anticipated results or published expectations.  Additional information on these and other factors is available in the reports filed by Ceres with Canadian securities regulators.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this interim MD&A or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose.  Ceres undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, change in management’s estimates or opinions, future events or otherwise, except as required by law.

CAUTIONARY STATEMENT AS TO NON-IFRS FINANCIAL MEASURES

Ceres provides a non-IFRS measure as supplementary information, which management believes is useful to users of this MD&A to explain Ceres’ financial results.  This non-IFRS measure is EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), which is not a standardized financial measure prescribed by IFRS.  However, management believes that most shareholders, creditors, other stakeholders and investment analysts benefit from using this performance measure in analyzing Ceres’ results. Ceres also uses this measure internally to monitor the Corporation’s performance.

In calculating EBITDA, Ceres also excludes its share of the net income (net loss) from investments in associates, the gain (loss) on sale of property, plant and equipment and the loss on impairment of assets held for sale. Ceres may calculate EBITDA differently than other companies; therefore, Ceres’ EBITDA may not be comparable to similar measures presented by other issuers.  Investors are cautioned that EBITDA should not be construed as an alternative to net income or net loss, or to other standardized financial measures determined in accordance with

IFRS, and is not intended to represent cash flows or results of operations in accordance with IFRS.

OVERVIEWS

The following table represents an analysis of the components of Ceres’ equity attributable to shareholders as at June 30, 2014 and March 31, 2014 and reflects the value at which individual items are carried on Ceres’ balance sheet (in millions of Canadian dollars, except total equity attributable per share issued and outstanding):

	Notes	June 30, 2014	March 31, 2014
Cash and cash equivalents	1	$ 25.1	$ 6.9
Portfolio investments		$ 0.8	$ 0.8
Accounts receivable and sundry current assets		$ 1.8	$ 1.5
Investment in the SSR	2	$ 3.5	$ 3.5
Investment in land and capitalized costs in NCLC	3	$ 19.9	$ 14.8
Investment in Riverland Ag	4
Net working capital, net of assets held for sale and all debt	5	$ 44.2	$ 39.9
Assets held for sale	6	$ 11.0	$ 18.2
Fixed assets, at net book value	7	$ 48.8	$ 50.7
Investment in Canterra Seeds Holdings, Ltd. (“Canterra”)	8	$ 2.0	$ 1.2
Total investment in Riverland Ag		$ 106.0	$ 110.0
Less: All (current) liabilities		$(29.0)	$ (3.5)
Total equity attributable to Shareholders		$ 128.1	$ 134.0
Number of common shares issued and outstanding (in millions of shares)		14.2	14.2
Total equity attributable per share issued and outstanding		$ 9.02	$ 9.44

Notes:
1.	Cash and cash equivalents exclude cash held by subsidiaries.
2.	The SSR is 25% owned by Ceres and is accounted for using the equity method.
3.
The investment in NCLC represents an investment in approximately 1,300 acres of land in Saskatchewan and North Dakota, plus costs capitalized to date for the purposes of developing the site for the logistics hub.

4.
Ceres owns 100% of Riverland Ag and consolidates the accounts of Riverland Ag in the annual and interim financial statements. In the foregoing analysis, the investment in Riverland Ag is accounted for using the equity method.

5.
The net working capital of Riverland Ag represents primarily the aggregate of owned inventory (marked to market), trade accounts receivable and amounts due from brokers, less all bank indebtedness.  The aggregate of other current assets is substantially offset by the aggregate of other liabilities.

6.
Represents land, buildings, silos/elevators, machinery and equipment and other assets held for sale at Riverland Ag’s facility in Savage, Minnesota. (March 31, 2014: facilities in Savage, Minnesota and Manitowoc, Wisconsin).

7.	Represents approximately 47 million bushels of storage space at June 30, 2014 (March 31, 2014 - 51 million) including Riverland Ag’s facility in Savage, Minnesota.
8.	Canterra is 25% owned by Riverland Ag and is accounted for using the equity method.

Ceres Global Ag Corp.

Ceres is a company currently focused on two primary businesses:

1.	Grain Storage, Handling and Merchandising – represented by Riverland Ag, a collection of North American commercial grain storage and handling assets; and

2.	Commodity Logistics – represented by (a) the SSR, a short-line rail company based in Southeastern Saskatchewan; and (b) NCLC, the proposed commodities logistics centre at Northgate.

Riverland Ag

Riverland Ag engages in cereal grain storage, customer-specific procurement and “process-ready” cleaning of specialty grains such as oats, barley, rye and durum wheat. It offers a comprehensive range of services to its customers to help manage the risks associated with the price, quality, and availability of these critical food grains.

Riverland Ag owns and operates nine (9) grain storage and handling facilities in the American states of Minnesota and New York, and the Canadian province of Ontario.  Riverland Ag also manages two facilities in Wyoming on behalf of its customer-owner.  Riverland Ag’s facilities are strategically located, with excellent rail, truck and ship transportation logistics and close proximity to major grain-processing facilities in the United States.  Many of the grain storage facilities are located at deep-water ports in the Great Lakes and along the upper Mississippi River, allowing access for lakers and barges, and enabling the efficient global import and export of grains.

The majority of Riverland Ag’s facilities are qualified as ‘regular for delivery’ locations for certain futures contracts on the Minneapolis and Chicago exchanges, allowing Riverland Ag to earn carrying charges against grain stored for delivery to the exchanges by matching deliverable cash inventories with futures contracts. This delivery mechanism helps to mitigate risk for Riverland Ag and it is an important component of its credit facilities, as it provides Riverland Ag with the option of delivering grain against futures contracts enhancing overall liquidity.

The majority of Riverland Ag’s current storage space is utilized to benefit from grain trading, arbitrage and merchandising opportunities. Management determines which of Riverland Ag’s facilities is to be employed for the storage or throughput of a particular grain shipment based on the source of the grain shipment, the elevator location relative to the end customer(s), the cost of logistics to transport the grain, and the availability of space in the intended elevator. In addition, Riverland Ag stores and handles grain for third-party customers.

To enhance profitability, Management expects to optimize grain elevator capacity and will likely pursue strategic partnerships and longer-term storage agreements with key grain customers.  With the NCLC project, Riverland Ag expects to: (i) gain access to key origination markets in Saskatchewan and Manitoba; (ii) attract additional downstream customers; and (iii) improve profit margins.

With the deregulation and privatization of the Canadian Wheat Board, management expects this to strengthen Riverland Ag’s merchandising position in the spring wheat market. NCLC is strategically located to facilitate the southbound grain movement and as such can enhance Riverland Ag’s potential profitability.

The Northgate Commodities Logistics Centre (“NCLC”) in Saskatchewan

Ceres owns approximately 1,300 acres of land at Northgate, Saskatchewan and Northgate, North Dakota.  Ceres will be constructing a new commodity logistics centre that is designed to utilize high-efficiency rail loops, capable of handling unit trains of up to 120 railcars.  A grain handling and shipping facility is expected to be the initial focus, followed by an oil and natural gas supply logistics centre to facilitate exports from Saskatchewan’s and Western Canada’s energy sector and a possible frac sand, pipe and cement unloading centre to bring these products in from the United States to service Western Canada’s energy drilling industry.  In order to take advantage of the current rail logistics bottleneck, Ceres is constructing a temporary transloading facility that is anticipated to enable grain shipments commencing in October 2014 and is expecting to load cars due to service by BNSF twice a week. Ceres will also be constructing a permanent high speed elevator, with 2.2 million bushel storage capacity that will be capable of loading a 120-car shuttle train within 15 hours. This elevator is expected to be operational in October 2015.

NCLC’s direct connection to the 32,000-mile BNSF network is expected to give shippers direct access to customers in 28 American states, to numerous Pacific and Gulf ports, and to Mexico, including over 45 crude-by-rail destinations.  Access to many other strategic interior locations in the Eastern U.S. and Atlantic ports are also available through BNSF’s interline rail connections, providing new options to Canadian farmers and oil exporters.

Initially, Ceres intended to partner with a major U.S. based agricultural supply chain company to develop the grain facility at NCLC.  Following the completion of a comprehensive strategic review that was launched in September 2013, Ceres decided to continue the development of the grain facility at NCLC without the involvement of a partner.  Accordingly, in January 2014, Ceres terminated its arrangements and ongoing discussions with the proposed partner and announced the following plans with respect to NCLC:

•
To complete the remaining site preparation and the installation of rail and associated infrastructure for NCLC to allow manifest and unit trains to cross the border into Canada and to facilitate the transloading of agricultural, petroleum and other bulk commodity products;

•	To spend up to an additional $10.1 million of capital during the 2014 construction season for the completion of the site preparation and installation of rail and associated infrastructure at NCLC.

As at June 30, 2014, Ceres has capitalized costs totaling $19.9 million (March 31, 2014 - $14.8 million) for the Canadian portion of NCLC, including land acquisition costs, environmental costs, mass grading and site preparation costs, and initial rail costs.  Ceres proposes to finance the remaining NCLC site development and construction costs with a combination of cash flows from operations, debt and equity financing.

Significant upgrades made by the BNSF to its network on the U.S. side of the border, required to support the NCLC, have neared completion with the rail and bed in place, and recently connected to the Canadian side of the project.  In February 2014, the Corporation received approval from Canadian and US customs authorities on the border crossing with the tracks connected across the border in early May 2014.  Currently, site preparation grading at NCLC is approximately 90% completed and Ceres has installed 1,150 metres out of an anticipated 12,552 metres of rail track running north from the Canada-U.S. border into the site.  Construction of the remaining site infrastructure is in progress, with rail materials arriving on site and the locomotive selection and leasing process completed.  Power lines installation began in mid-July and will be fully operational by September 2014.  Track completion is expected in early October 2014.

The Stewart Southern Railway (“SSR”)

Ceres owns a 25% interest in the SSR, a 132 kilometre (82-mile) short-line railway that extends from Richardson, Saskatchewan (just southeast of Regina) to Stoughton, Saskatchewan.  The SSR was purchased in 2010 from Canadian Pacific Railway, with which the SSR has a five-year haulage agreement that runs through mid-2015.

Historically, the SSR only shipped grain and, in 2010 and 2011, was challenged by low local production caused by excessive moisture. In February 2012, the SSR began shipping oil from the Stoughton area and monthly volumes have grown steadily.  The Stoughton oil trans-loading facility now has a capacity of over 45,000 barrels per day (“bpd”) of production, and has become one of the largest crude oil by rail loading sites in Western Canada.

In April 2014, Crescent Point Energy opened a direct pipeline connection between its Viewfield storage complex and its Stoughton loading facility, enhancing the flows and reducing volume fluctuations caused by weather and local road bans.  In addition, the SSR has recently been successful in developing a rail car storage program for shippers, which has broadened its revenue and earnings profile.  Finally, with the strong 2013 harvest, sizeable grain volumes have returned to the SSR.  Management expects that the SSR will transport as many as 18,000 railcars in the 2014 fiscal year, up from just over 1,000 in SSR’s first year of operation. Having successfully absorbed this initial level of significant growth, the SSR is aggressively looking for increased shipment opportunities in oil, grain and other commodities.

During the quarter ended June 30, 2014, the Ceres received a dividend of $187,500 for its 25% interest in SSR.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2014

Through Riverland Ag, Ceres is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities that the business deals in will have a relatively equal impact on sales and cost of sales and a minimal impact on gross profit. Accordingly, management believes it is more important to focus on changes in gross profit than it is to focus on changes in revenue dollars.

References to 2013 are for the three-month period ended June 30, 2013.

Revenues and Gross Profit

For the quarter ended June 30, 2014, revenues totalled $51.5 million (2013 - $69.7 million) and gross profit was $1.2 million (2013 - gross loss of $2.1 million). For the three months ended June 30, 2014, the gross profit margin was 2.3% (2013 - negative 3.0%).  The increase in gross profit was driven by three factors: (i) a reduction in Riverland Ag’s operating expenses at its facilities, which are classified in cost of sales; (ii) increased storage and rental income, and, most significant, (iii) increased trading margin across the grain commodities traded.

For the quarter ended June 30, 2014, the loss from operations was $2.2 million (2013 - loss from operations of $5.0 million), representing a decrease in the loss from operations of $2.8 million compared to the same period last year.  The decrease in the loss from operations is attributable primarily to the improvement in gross profit during the quarter ended June 30, 2014 as described above.

General and Administrative Expenses

For the quarter ended June 30, 2014, general and administrative expenses totalled $3.4 million (June 30, 2013 - $2.9 million), being an increase of $0.5 million compared to the same period last year.  This increase in general and administrative expenses is due primarily to:

•	outside services and consulting fees totaling $0.1 million incurred by Riverland Ag concerning the NCLC grain elevator development; and
•	financial advisory service fees of $0.4 million in support of corporate financing options.

General and administrative expenses for the quarter ended June 30, 2014 also include legal, consulting, and other expenses of $0.5 million (2013 - $0.2 million) related to corporate initiatives concerning primarily the NCLC.  Other on-going general and administrative expenses for Ceres at the corporate level for this quarter totalled approximately $1.2 million (2013 - $1.8 million).  The reduction of $0.6 million in 2014 for such expenses is attributable primarily to savings from the management fees expense for 2013 of $0.8 million, net of Ceres’ senior executive remuneration for 2014 of $0.2 million.

Finance (Loss) Incomes

Finance (loss) income for the quarters ended June 30, 2014 and 2013 are summarized as follows:

(in millions of C$)	2014	2013

Realized loss on currency-hedging transactions	$-	$(0.47)
Realized and unrealized (loss) gain on foreign exchange	(0.15)	0.04
Unrealized increase in fair value of investments	-	0.62

	$(0.15)	$0.19

The Corporation has one remaining investment in a private company in its investment portfolio. Changes in realized and unrealized gains and losses for foreign exchange, currency-hedging and fair value of investments reflect fluctuations in the currency and equity markets.

Finance Expenses

For the quarters ended June 30, 2014 and 2013, finance expenses related to Riverland Ag included interest on short-term debt plus the amortization of related financing transaction costs.  For the quarter ended June 30, 2014, finance expenses totalled $0.6 million (June 30, 2013 – $1.4 million).

The decrease in finance expenses for the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013 reflect the reduced short-term borrowing, which was driven by (a) lower quantities of grain inventories owned, (b) a reduction in the overall grain prices and (c) a reduction in the annual interest rate of over 90 basis points on Riverland Ag’s short-term borrowings.

EBITDA

The following table presents a reconciliation of EBITDA for Ceres on a consolidated basis and for Riverland Ag for the three-month periods ended June 30, 2014 and 2013:

EBITDA (in millions of dollars)		3 months, 2014		3 months, 2013
Periods ended June 30		Consolidated	Riverland Ag	Consolidated	Riverland Ag
Net income (loss) for the period		$(2.1)	$-	$(5.8)	$(4.4)
Add (deduct):	finance expenses	0.6	0.6	1.4	1.4
	income taxes expense (recovery)	0.1	0.1	-	-
	depreciation on property, plant and equipment	0.6	0.6	0.7	0.7
	share of net (income) loss in associates	(1.0)	(0.9)	(0.4)	(0.3)
EBITDA		$(1.8)	$0.4	$(4.1)	$(2.6)

Riverland Ag’s EBITDA for the quarter ended June 30, 2014 was $0.4 million (2013 - EBITDA loss of $2.6 million), representing an increase of $3.0 million.  The improvement in EBITDA is attributable to an increase in trading gains due to basis appreciation, an increase in storage and rental income, and a slight reduction in operating costs at the facilities, which are captured in cost of sales.

The consolidated EBITDA loss for the quarter ended June 30, 2014 was reduced by $2.3 million compared to the quarter ended June 30, 2013.  The cause for the reduction in the consolidated EBITDA loss includes the explanations provided in the preceding paragraph, net of an increase in Ceres’ corporate general and administrative expenses of $0.4 million driven by transaction costs relating to the construction of NCLC and non-capitalized financing costs.

Consolidated net loss includes Finance income (loss), which consists primarily of realized gains and losses on currency-hedging transactions, realized and unrealized gains and losses on foreign exchange, and unrealized gains and losses in the fair value of portfolio investments.  For the quarter ended June 30, 2014, consolidated net loss includes finance loss of $0.15 million (2013 - finance income of $0.19 million).  Excluding the effect of the finance loss for the quarter ended June 30, 2014, adjusted consolidated EBITDA would have been a loss of $1.7 million (2013 - loss of $4.2 million).  Fluctuations in this adjusted consolidated EBITDA reflect changes in the equity and currency markets.

SUMMARY OF SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected financial information for each of the last eight (8) fiscal quarters ended June 30, 2014:
	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
Reporting dates	2014-06-30	2014-03-31	2013-12-31	2013-09-30	2013-06-30	2013-03-31	2012-12-31	2012-09-30
(in millions except per share)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013

Revenues	$51.5	$33.5	$54.8	$74.4	$69.7	$60.4	$84.6	$35.1
Gross profit (loss)	$1.2	$3.7	$0.1	$2.6	$(2.1)	$2.0	$(2.4)	$1.1
Loss from operations	$(2.2)	$2.4	$(1.3)	$(8.9)	$(5.0)	$(1.0)	$(5.0)	$(1.5)
Net income (loss)	$(2.1)	$0.4	$(2.1)	$(11.7)	$(5.8)	$0.8	$(7.1)	$(1.1)
Weighted-average number of common shares for the quarter	14.2	14.2	14.2	14.3	14.3	14.3	14.3	14.4
Basic and fully diluted earnings (loss) per share	$(0.15)	$0.03	$(0.15)	$(0.82)	$(0.41)	$0.06	$(0.50)	$(0.08)
EBITDA, consolidated	$(1.8)	$3.1	$(1.6)	$(10.2)	$(4.1)	$(2.5)	$(5.3)	$0.1
EBITDA per share, consolidated	$(0.13)	$0.22	$(0.12)	$(0.71)	$(0.28)	$(0.17)	$(0.37)	$0.01
EBITDA, Riverland Ag	$0.4	$2.7	$(0.3)	$2.3	$(2.3)	$1.0	$(2.9)	$0.7
EBITDA per share, Riverland Ag	$0.03	$0.19	$(0.02)	$0.16	$(0.16)	$0.07	$(0.20)	$0.05
Cash and portfolio investments, net of shorts and options, as at reporting date	$26.4	$12.9	$7.3	$15.9	$24.1	$26.9	$29.8	$34.0
Shareholders' equity, as at reporting date	$128.1	$134.1	$129.3	$128.0	$142.8	$144.9	$141.8	$147.7
Shareholders' equity per common share, as at reporting date	$9.01	$9.44	$9.10	$9.00	$9.96	$10.11	$9.89	$0.01

The following comments relate to certain variances reported in selected line items above:

Revenues: The Corporation’s revenue is primarily generated by its 100% owned subsidiary, Riverland Ag.   As a commercial commodities storage business, revenues may vary from quarter to quarter due to seasonal fluctuations of agricultural commodity prices.  The Corporation has the flexibility to be opportunistic in its decisions to buy, sell or hold inventory based on market conditions such as grain supply and market carries.

Gross profit (loss)/ Income (loss) from operations:  Riverland Ag is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities are expected to have a relatively equal impact on sales and cost of sales, and accordingly a minimal impact on gross profit.  Therefore, management believes it is more important to focus on changes in gross profit rather than changes in revenue dollars.  Gross profit may vary from quarter to quarter depending on gains from trading, carrying income and basis income against changing inventory levels.

BUSINESS REVIEW – RIVERLAND AG

For the quarter ended June 30, 2014, revenues totaled $51.5 million (June 30, 2013 - $69.7 million) and gross profit was $1.2 million (June 30, 2013 – loss of $2.1 million).  The gross profit margin for the quarter ended June 30, 2014 was 2.3% (June 30, 2013 – negative 3.0%).  This represents a $3.3 million (5.3%) improvement in gross profit when compared to the same quarter last year.
The table below represents a summary of the components of gross profit for the quarters ended June 30:

(in millions)	2014	2013
Net trading margin	$2.8	$0.9
Storage and rental income	2.0	1.0
Operating expenses included in Cost of sales	(3.1)	(3.3)
Depreciation expense included in Cost of Sales	(0.5)	(0.7)
Gross profit (loss)	$1.2	$(2.1)

The increase in gross profit for the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013, is due to four primary factors:

•
An increase in Riverland Ag’s net trading margin, representing both realized and unrealized gains captured on the appreciation of basis levels across a number of the commodities traded by Riverland Ag, led by spring wheat, which contributed approximately $1.5 million of the $1.9 million increase in net trading margin.

•
An increase in storage and rental income earned at Riverland Ag’s facilities for storing and handling third-party customers’ grain, which increased by $1.0 million. This increase was due to additional third-party storage agreements and additional bushels in storage throughout the quarter ended June 30, 2014 compared to the same quarter ended 2013. The increase was also driven by an increase in the quantity of bushels handled (representing inbound and outbound grain movement) for tenant customers.

•	A reduction in Riverland Ag’s facility operating expenses of $0.2 million compared to the quarter ended June 30, 2013, due to two events that generated operating cost savings:

(i)	Riverland Ag management idling an under-utilized Minnesota facility in the last half of the fiscal year ended March 31, 2014, and;

(ii)	the sale of Riverland Ag’s Manitowoc, Wisconsin, facility.

•	A reduction of $0.2 million in depreciation expense on Riverland Ag’s elevator, plant and equipment, which occurred due to:

(i)	the sale of the Manitowoc, Wisconsin, facility in the quarter ended June 30, 2014 for US$ 6.2 million; and

(ii)	ceasing to depreciate the elevator, plant and equipment located at Riverland Ag’s Savage, Minnesota, facility, as it is an asset held for sale ($11.0 million).

Furthermore, due to the nature of Riverland Ag’s business, there is potential for the quantity of bushels handled at Riverland Ag’s facilities to directly affect operating expenses, and to a degree net trading margins and storage and rental income.

The table below presents the total number of bushels Riverland Ag handled at its facilities for the company-owned grains and for grain handled for third-party storage tenants for the quarters ended June 30, 2014 and 2013:

	2014	2013
Company-owned bushels handled	4,022,154	7,835,352
Third-party storage bushels handled	7,561,032	1,677,958
Total bushels handled	11,583,186	9,513,310

The following table represents the net trading margins per bushel relative to company-owned bushels handled; storage and rental income per bushel of third-party owned inventory handled; along with the operating and depreciation expenses per bushel for all bushels handled for the quarters ended June 30, 2014 and 2013:

(Dollars per bushel handled)	2014	2013
Net trading margin	$0.70	$0.12
Storage and rental income	0.27	0.63
Operating and depreciation expenses	(0.32)	(0.42)

The change in the dollars per bushel handled figures for the quarter ended June 30, 2014 compared to 2013, are due to the following:

•	The net trading margin per bushels handled increased due to greater basis appreciation compared to the same quarter of prior year.

•
While storage and rental income increased on an absolute dollar basis, it declined on a per bushel handled basis. This occurred due to new storage and handling agreements that were originated after June 30, 2013 at rates per bushel less than the rates in the agreements that existed at June 30, 2013. Storage agreements consist of a storage rate per bushel and a bushel handling fee, with the handling fee rate being less than the storage rate. Therefore, since Riverland Ag handled more third-party bushels in the quarter ended June 30, 2014 compared to the same quarter in 2013, the storage and rental income per bushel handled is lower.

•
Operating and depreciation expenses decreased by an average of $0.10 per bushel, which is the result of Riverland Ag idling an inefficient and under-utilized Minnesota facility in the last half of the fiscal year ended March 31, 2014, the sale of the Manitowoc, WI, facility, and economies of scale due to a greater quantity of bushels handled.

BUSINESS REVIEW – The Stewart Southern Railway Inc. (“SSR”)

Ceres has a 25% investment in the SSR, which is a short-line railway operating in southeastern Saskatchewan.  The SSR continued its movement of oil and transported an average of approximately 24,000 barrels of oil per day for the quarter ended June 30, 2014 (quarters ended June 30, 2013 - 28,000 barrels per day).  The reduction in oil traffic is due to the pipeline at Cresent Point’s loading site being down for 10 days during the month of May impacting their ability to load cars.  In addition, part of the track was shut down for 6 days in June due to embankment slides.  Nevertheless, during the quarter, the SSR shipped approximately 320 grain cars compared to 265 in the previous quarter (quarter ended March 31, 2014 - 265 grain cars).

For the quarter ended June 30, 2014, Ceres’ share of SSR’s net income was $0.2 million (2013 - $0.3 million), showing continued strength in the operations of the SSR.  In addition, during the 12-month period ended March 31, 2014, SSR repaid all its shareholder loans and declared its first dividend.  Ceres’ share of that first dividend was $125,000.  In the quarter ended June 30, 2014, Ceres received a second dividend from the SSR of $187,500.  Ceres’ original investment in the SSR in December 2010 was $1.7 million for its 25 % interest.

With the benefit of its location in Saskatchewan, and in particular in and around the oil exploration activity at Stoughton, management believes that the SSR is well-positioned to take advantage of significant growth opportunities in agriculture, energy production and energy exploration inputs.

FINANCIAL POSITION AS AT JUNE 30, 2014

Cash on hand

As at June 30, 2014, cash on hand, excluding cash held by subsidiary, was $25.1 million (March 31, 2014 - $6.9 million).  The increase in cash on hand by $18.2 million is primarily due to an increase in credit facilities (See Liquidity and Capital Resources – Credit Facility).

Portfolio investments

The following is a summary of the portfolio investments as at June 30, 2014 and March 31, 2014:

	June 30,	March 31,
(in millions of dollars)	2014	2014

Portfolio investments, at fair value	$0.8	$0.8
Cash	$25.6	$12.0

As at June 30, 2014 and March 31, 2014, the percentage of the fair value of the portfolio invested in private companies was 100%.  Nonetheless, as at June 30, 2014, 0.7% (March 31, 2014 – 0.6%) of shareholders’ equity was represented by portfolio investments in private companies.

In 2013, Ceres undertook a strategic review process and determined its portfolio investments were non-core assets and should be liquidated to raise cash that could be better invested in strategic investments, such as the NCLC, that would benefit Ceres’ core businesses.  By March 31, 2014, Ceres had sold all of its investments in public companies.  It continues to seek opportunities to sell its remaining private portfolio investment, the proceeds from which would be used to fund the development of the Northgate project.

Other assets and liabilities

As at June 30, 2014, the consolidated balance sheet reflects changes in the assets and liabilities of the Corporation since March 31, 2014. During the quarter ended June 30, 2014, total assets decreased by approximately $24.1 million, caused primarily by the following increases (decreases), in millions of dollars:

Cash and portfolio investments	$ 13.6
Trade accounts receivables	$ 5.2
Inventories	($ 39.1)
Assets held for sale	($ 7.3)
Other current assets	($ 0.6)
Investments in associates	$ 0.9
Investment property	$ 5.1
Property, plant and equipment	($ 1.9)

The increase in trade accounts receivable reflects an increase in revenues during the quarter ended June 30, 2014, compared to the quarter ended March 31, 2014.  The decrease in inventories reflects primarily the reduction in bushels owned by Riverland Ag.  The decrease in the assets held for sale reflects the sale of the Manitowoc facility and a decrease in value of the Savage facilities due to a foreign exchange translation loss resulting from the weakening of the US$ compared to March 31, 2014.  The increase in investment property reflects additional development and other costs capitalized to NCLC during the quarter.  The decrease in property, plant and equipment reflects the following three factors:  (i) the effects of depreciation expense and (ii) the decrease in value of property, plant and equipment resulting from a foreign exchange translation loss in this quarter, net of (iii) the cost of acquiring certain assets.

During the quarter ended June 30, 2014, total liabilities decreased by $18.3 million (18.7%) from March 31, 2014.  The decrease in liabilities reflects primarily the reduction of the aggregate of Riverland Ag’s short-term credit facility liabilities, which decreased by $45.5 million, net of Ceres’ new term loan facility of C$ 21.3 million (US$ 20 million) and net of an increase in trade accounts payable and other liabilities of $5.8 million.  The reduction in Riverland Ag’s credit facility liabilities during the quarter is attributable primarily to Riverland Ag reducing its inventories by $39.1 million.  Ceres’ new term loan facility is the major contributing factor in the increase in the quarter in the Corporation’s cash balance as at June 30, 2014.

As part of the Ceres’ strategy to manage its risks and minimize its exposure to assets denominated in foreign currencies, Ceres has from time to time, in the recent past, committed to certain forward foreign exchange contracts.  As at June 30, 2014 and March 31, 2014, Ceres had no commitment to any forward foreign exchange contract.  Ceres will continue to assess its foreign exchange exposure and may enter into foreign exchange contracts in the future.

Effects of changes in the rate of foreign exchange

As at June 30, 2014, for accounting purposes, Ceres’ investment in the net assets of Riverland Ag was US$94.0 million.  During the quarter then ended, the Canadian dollar strengthened against the United States dollar (“US$”) by 3.6% (quarter ended June 30, 2013 - C$ weakened against the US$ by 3.5%).  This change is the primary cause of the loss on translation of foreign currency accounts of foreign operations in the amount of $4.0 million (quarter ended June 30, 2013 - gain on translation of $3.8 million) reported as other comprehensive (loss) gain in the interim condensed consolidated statement of comprehensive loss for the quarter ended June 30, 2014.

Riverland Ag’s reporting and functional currency is the US$. Riverland Ag has no assets or liabilities denominated in currencies other than US$. Therefore, it is not directly exposed to currency risk in its normal operations. Currency risk related to the accounts of Riverland Ag relates primarily to the translation of its US$ accounts into C$ for the purposes of Ceres` consolidated financial reporting. Adjustments related to the translation of Riverland Ag’s US$ assets and liabilities are included as other comprehensive (loss) gain and have no effect on the determination of Ceres` consolidated net income or loss for an interim or annual reporting period.

Management monitors changes in foreign exchange rates on an ongoing basis and considers appropriate strategies and actions related to the assets and accounts of Riverland Ag and to Ceres’ direct exposure to changes in the US$, as and when the need arises.  In addition, Ceres’ Term Loan (see “Credit Facility” below) is denominated in US$, which may expose Ceres to risks related to C$/US$ exchange rate fluctuations.  Ceres may hedge or use forward foreign exchange contracts to manage its exposure to the C$/US$ exchange rate.

LIQUIDITY AND CAPITAL RESOURCES

Following Ceres’ acquisition of Riverland Ag in June 2010, Ceres began an orderly liquidation of its investment portfolio to generate cash to support the growth of Riverland Ag and to invest in other agricultural industry-related businesses. As at June 30, 2014, Ceres had $25.6 million (March 31, 2014 - $12.0 million) of cash available and approximately $0.8 million (March 31, 2014 - $0.8 million) invested in a minority position in a private company. Ceres continues to monitor market opportunities and plans to complete the process of liquidating this remaining non-core portfolio investment.

The Corporation’s cash requirements include operating costs at the corporate level, funding the growth of Riverland Ag and the build out of NCLC.  Cash and portfolio investments, as well as cash flows generated by Riverland Ag’s operations and the divestiture of Riverland Ag’s non-core assets are available to support the continued growth of Riverland Ag and development of NCLC.  These investment activities may be supplemented by other alternative financing.

On May 23, 2014, the Corporation, through Riverland Ag, closed the sale of the Manitowoc grain storage facility. The gross proceeds from the sale were US$6.2 million. Pursuant to the purchase and sales agreement, Riverland Ag will lease back from the purchaser one million bushels of storage capacity at the Manitowoc grain facility for a three-year term.

Working Capital

Ceres’ defines working capital as its current assets (excluding assets held for sale) less current liabilities.  At June 30, 2014, the Corporation`s working capital was $42.9 million (March 31, 2014: $45.5 million), and represents a decrease of $2.6 million during the quarter.

The following table presents increases and decreases in working capital:

(decrease)
(in millions of CAD)
Cash	$13.6
Due from Brokers and net derivative assets	0.8
Accounts receivable, trade	5.2
Inventories	(39.1)
Other current assets, excluding assets held for sale	-
Bank indebtedness and repurchase obligations	45.5
Term loan	(21.3)
Other current liabilities	(7.3)
$(2.6)

In summary, three primary factors affected the changes in working capital in this quarter:

1.	reductions in inventories of $39.1 million was used to reduce Riverland Ag’s short-term debt by $39.2 million;
2.	the Macquarie term loan received at the end of the quarter added $21.3 million to the consolidated cash balances;
3.	the $7.2 million increase in other current liabilities was used to finance the increase in accounts receivable of $5.2 million.

In addition, changes in the C$ – US$ exchange rate may affect working capital.  For the quarter ended June 30, 2014, the weakening of the US$ against the C$ during the quarter resulted in a loss on the translation of Riverland Ag’s US$ working capital accounts in the amount of $3.5 million (quarter ended June 30, 2013: strengthening of US$ against C$ caused a gain on translation of Riverland Ag’s US$ working capital accounts of $4.7 million).

Credit Facilities

During the quarter ended June 30, 2014 Ceres closed a US$20 million (C$21.3 million) senior secured Term term loan facility (the “Term Loan”) to finance the development and early stage construction of the NCLC.  The Term Loan is for an initial term of 6 months maturing on December 29, 2014, with an ability to extend for a further 6 months at the request of Ceres and subject to the approval of the lender.  For the first 6 months, the Term Loan bears interest at an annual rate of 7.25%.  If the Term Loan were to be extended for the additional six months, the annual interest rate would increase to 11.0% on the drawn portion of the facility amount.  The Term Loan is secured by: (i) a first priority security interest in all personal property of Ceres and its guarantors; and (ii) pledge of equity interests held by Ceres in Ceres Canada Holding Corp., Stewart Southern Railway Inc., and each guarantor.

Ceres paid an arrangement fee of 2.0% for the Term Loan, plus legal fees and other related borrowing costs.

As at June 30, 2014, Riverland Ag had the following short-term credit facility:

On March 28, 2014, Riverland Ag entered into a syndicated uncommitted US$120 million, 364-day revolving credit agreement, bearing interest at LIBOR plus 2.875% with interest calculated and paid monthly.  Amounts under the credit agreement that remain undrawn are not subject to a commitment fee.  The credit agreement is subject to borrowing base limitations.  The credit facility is secured by predominantly all assets of Riverland Ag, including cash and Riverland Ag’s Duluth Storage facility but excluding other property, plant and equipment.  Obligations under this facility are guaranteed by Ceres Canada Holding Corp., Ceres U.S. Holding Corp., and Riverland Canada.  As at June 30, 2014, the balance payable by Riverland Ag on this uncommitted revolving credit line (excluding the effect of unamortized financing costs) was US$ 40 million (C$42.6 million) (March 31, 2014 – US$65 million (C$71.9 million)).

Prior to March 28, 2014, Riverland Ag had a syndicated committed facility of up to US$ 180 million, under a two-year revolving credit agreement, which was also subject to borrowing base limitations and secured by predominantly all assets of Riverland Ag, including cash but excluding property, plant and equipment.  This facility was renewed on July 31, 2012 for an additional two years.  Commencing on that date, interest was calculated at LIBOR plus 3.75%, calculated and paid monthly and certain covenants were modified.

As at June 30, 2014 and March 31, 2014, Riverland Ag was in compliance with all debt covenants concerning its short-term credit facilities.

Equity Financing

As discussed in the following paragraphs, except for additional warrants issued by Ceres on the acquisition of Riverland Ag, the 2013-2014 NCIB (as defined below) and the Deferred Share Units (as defined below), there has been no change in the authorized capital of Ceres since March 31, 2008.

On June 11, 2013 all 150,000 common share purchase warrants issued, as part of the consideration paid for the acquisition of Riverland Ag, expired.  On the expiration of these warrants, Ceres allocated the aggregate stated capital value of the warrants of $0.2 million to contributed surplus.

During the three-month periods ended June 30, 2014 and 2013, and during the year ended March 31, 2014, no stock options were granted.  As at June 30, 2014 and March 31, 2014, no stock options were outstanding.

During the quarters ended June 30, 2014 and June 30, 2013, Ceres did not purchase any Shares under any Normal Course Issuer Bid.

On July 9, 2013, Ceres announced a normal course issuer bid (the “2013-2014 NCIB”) commencing on July 11, 2013, the purpose of which was to provide Ceres with a mechanism to decrease the potential spread between the net asset value per Share and the market price of the Shares. The 2013-2014 NCIB has concluded on July 10, 2014.

For the period from July 11, 2013 to October 15, 2013, Ceres purchased 126,020 Shares under the 2013-2014 NCIB for aggregate cash consideration of $1.0 million. The stated capital value of these repurchased Shares was $1.2 million. The excess of the stated capital value of the repurchased Shares over the cost thereof, being $0.2 million was allocated to Retained Earnings in the year ended March 31, 2014.  The Corporation made no purchases under the 2013-2014 NCIB after October 15, 2013.

Effective January 1, 2014, Ceres has a directors’ Deferred Share Unit Plan, whereby deferred share units (“DSU”) are issued to eligible directors, in lieu of cash, for a portion of the directors’ fees otherwise payable to directors of Ceres.  The fair market value of the DSUs on the date such units are calculated and issued represents the volume-weighted average trading price of Ceres’ common shares for the five trading days immediately preceding the date of issuance of the DSUs.  Each DSU entitles the director to receive payment after the end of the director’s term in the form of common shares of the Corporation.  Under the DSU Plan, the aggregate number of common shares issuable by Ceres is limited to 450,000 common shares.  Certain insider restrictions and annual dollar limits per eligible director exist.  Dividends, if any, otherwise payable on the common shares represented by the DSUs are converted into additional DSUs based on the fair market value as of the date on which any such dividends would be paid.  The DSU Plan also provides for the Board to award additional DSUs (referred to in the plan agreement as “Matching DSUs”) to an eligible director who has elected to receive DSUs pertaining to his/her “Annual Cash Remuneration” amount (as defined by the DSU Plan).  The Corporation intends to settle all DSUs with shares through the issuance of treasury shares.  As at June 30, 2014, the number of DSUs issued and outstanding was 16,304.28 units having a weighted fair value per unit of $6.94, for a total recognized value of $0.11 million (March 31, 2014 - DSUs issued and outstanding were 8,912.73 units having a weighted fair value per unit of $7.01, for a total recognized value of $0.06 million).

Summary of contractual maturities of financial liabilities

As at June 30, 2014, the consolidated contractual maturities of all financial liabilities, including interest payments, are as follows:

	Carrying	Contractual			3 to	More than
(in millions of dollars)	amount	cash flows	1 year	2 years	5 years	5 years

Bank indebtedness	$42.2	$42.6	$42.6	$-	$-	$-
Term loan	$21.3	$21.3	$21.3	-	-	-
Accounts payable and accrued liabilities	$14.8	$14.8	$14.8	-	-	-
Derivatives	$0.3	$0.3	$0.3	-	-	-
Provision for future payments to Front Street Capital	$0.9	$0.9	$0.9	-	-	-
	$79.5	$79.9	$79.9	$-	$-	$-

Future expected operational cash flows and sufficient current assets are available to fund the settlement of these obligations in the normal course of business.  In addition, the following factors allow for the substantial mitigation of liquidity risk: (i) prompt settlement of amounts due from brokers; (ii) active management of trade accounts receivable; and (iii) the lack of concentration risk related thereto.  The Corporation’s cash flow management activities and the continued likelihood of its operations further minimize liquidity risk.

Market Outlook

Ceres is focused on expanding its commodity logistics assets and improving the effectiveness of its grain handling and storage assets.

Commodity Logistics

As at June 30, 2014, Ceres had invested approximately $19.9 million for the horizontal portion of NCLC and $0.2 million on the temporary grain transloader, both expected to be completed in October 2014.  Management believes an additional estimated investment of up to $59.2 over the next 3 to 5 years, is required for NCLC to reach capacity that includes a 2.2 million bushel grain elevator, an energy transloading terminal having a capacity of up to 15,000 barrels of oil per day and up to 29,000 gallons per railcar per day in natural gas liquids capacity.

The Board has authorized an additional $10.1 million to be spent during the 2014 construction season to complete the horizontal build and $2.1 million for the temporary grain transloader with additional funds to be considered pending the outcome of the review of financing alternatives by a subcommittee of the Board.  A Special Committee of the Board of Directors, comprised of five directors, was formed on May 9, 2014 to explore the financing alternatives to fund the development of NCLC.  The Corporation expects to finance this with a combination of debt, equity and proceeds from the sale of assets.  On May 23, 2014, Riverland Ag completed the sale of its facility in Manitowoc, Wisconsin, the proceeds of which were used to fund a portion of the development of NCLC.

The following is a summary of Ceres’ capital expenditure in the NCLC to June 30, 2014, planned and estimated capital expenditure in the upcoming quarter:

1.	Horizontal build including land, site preparation, rail installation and associated infrastructure with expected completion in early October 2014:

Amount spent	$ 19.9 million
Planned expenditure	$ 10.1 million
Total planned capital expenditure	$ 30.0 million

2.	Temporary grain transloader with estimated completion in October 2014(1):
Amount spent	$ 0.2 million
Planned expenditure	$ 2.1 million
Total planned capital expenditure	$ 2.3 million

3.	Permanent grain elevator (2.2 million bushel capacity) (1):
Amount spent	$ nil
Estimated expenditure	$ 42.0 million

4.	Temporary oil and LNG Transloader:
Amount spent	$ nil
Estimated expenditure	$ 5.0 million

(1) The Corporation has given notification to The Scoular Company pursuant to their first right of refusal under the Funding Agreement.

The Northgate elevator is expected to become a significant contributor to Riverland Ag, as a Canadian-based originator of grains from Saskatchewan and Manitoba producers. Management expects the Northgate elevator will serve as a powerful catalyst to accelerate the repositioning of Riverland Ag, as well as serve as the linchpin of the Northgate Commodity Logistics Centre. At full capacity, management believes the NCLC will significantly enhance the profitability of Riverland Ag by lowering grain purchase costs, enhancing merchandising opportunities, and improving existing elevator utilization.

Based on the success of its financing strategies, Ceres anticipates the first phase of NCLC construction could be completed in the fall of 2014 and early 2015, enabling the potential transloading and shipment of grain before the end of 2014.

Management expects that the SSR will continue to benefit from increased grain shipments, as the 2013 harvest has been strong across Western Canada.  In addition, if the WTI/Brent Crude differentials continue to hold or potentially widen, crude oil shipments from Stoughton could continue to rise.  SSR management is working with key customers to make investments to increase the efficiency of the line, and move larger volumes going forward.  Given the strength of operations and the strong cash position generated by the SSR, management believes the SSR is in a strong position to continue to return cash to shareholders.

Grain Handling and Storage

The movement of grain has been challenged by an historically harsh winter and late spring, coupled with rail logistics issues, that negatively affected industry grain margins. Management believes rail logistics will improve over the next quarter. These delays have left significant portions of last year’s harvest in the producer’s bins and management expects the bushel movement to resume to seasonal norms ahead of, and going into, a favorable harvest season. The rail logistics challenges did offer arbitrage opportunities to enhance Riverland Ag’s rail freight position and the company took advantage of them. Management believes these rail freight trading opportunities will continue through the fiscal year.

As mentioned above, Riverland Ag intends to originate grain from producers in Saskatchewan and Manitoba. Working in conjunction with the BNSF Railroad, Riverland Ag expects to be able to move grain to markets in the United States and other export destinations from an area where rail logistics have recently been severely challenged.  This bushel movement will improve the flow of grains through Riverland Ag’s supply chain to existing end-user customers such as flour mills, grain processers and feed companies, as well as increase the use of its existing facilities, including those that are certified ‘regular for delivery’ by the Minneapolis Grain Exchange for spring wheat and the Chicago Board of Trade for oats.

In this first quarter, Riverland Ag added an international and domestic durum wheat trading platform. This diversification into durum wheat trading will add margin and enhance utilization of Riverland Ag’s main elevator in Duluth, Minnesota without a significant increase in operating or administrative expenses.  The durum will originate from both the U.S. and Canada, including the grain facility at NCLC. In addition, in the first quarter, Riverland Ag has loaded a ship with red soft wheat utilizing the new vessel loader at its Port Colborne, Ontario, facility. This new ship loading capability will allow Riverland Ag to export to both domestic and international markets from Ontario.

Use of derivatives

As described above concerning commodity risk, Riverland Ag generally uses exchange-traded futures and options contracts in managing risk. Changes to the market price of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the interim condensed consolidated Statements of Comprehensive Loss as a component of cost of sales.  Unrealized gains and losses on these derivative contracts are recognized on the balance sheet and included in due from broker at June 30, 2014 for $5.3 million (March 31, 2014 - $4.6 million) and as derivative assets or derivative liabilities, as applicable, in unrealized net gains (losses) on open cash contracts.  As at June 30, 2014, unrealized gains were $1.7 million (March 31, 2014 - $3.0 million) and unrealized losses were $0.3 million (March 31, 2014 - $1.8 million).

Ceres may use certain derivative instruments to manage its exposure to fluctuations in foreign currency exchange rates on assets denominated in currencies other than C$.  For the quarter ended June 30, 2014, the realized loss on foreign currency hedging transactions was $nil (2013 - loss of $0.5 million).  As at June 30, 2014 and March 31, 2014, there was no unrealized gain or loss on forward foreign currency contracts as no such contracts were outstanding as at those dates.

OUTSTANDING SHARE DATA

As at June 30, 2014 and the date of this MD&A, the issued and outstanding equity securities of the Corporation consisted of 14,208,208 common shares.

RELATED PARTY TRANSACTIONS

Front Street Capital 2004 and certain affiliates (collectively referred to as “Front Street Capital”) were related parties to Ceres by virtue of a management agreement, pursuant to which Front Street Capital provided certain services to Ceres (the “Management Agreement”).  The Management Agreement was terminated on November 30, 2013.

On August 23, 2013, Ceres announced it entered into a management transition agreement (the “Transition Agreement”) with Front Street Capital, which provided, among other things, for the early termination of the Management Agreement.  The Transition Agreement was approved by the shareholders at the annual and special meeting held on September 27, 2013.  Under the terms of the Transition Agreement:

•	The Management Agreement was terminated effective November 30, 2013;

•	Monthly management fee payments to Front Street Capital ceased at the end of September 2013;

•	On October 1, 2013, Ceres paid Front Street Capital $5.0 million plus HST of $0.65 million;

•
Front Street Capital will be paid an additional $1.0 million if the five-day volume-weighted average price of Ceres’ common shares on the TSX (the “5-day VWAP”) reaches $10 within five years, and a further $1.0 million if the 5-day VWAP reaches $11. These payments will become immediately payable if there occurs prior to the fifth anniversary of the date of the Transition Agreement either a change in control or a going private transaction (at a price in excess of $7.85 per share);

•
Ceres will deposit into an escrow fund 5% of any gross sale proceeds in excess of net book value and direct transaction costs from the sale of any of Ceres’ assets, to a maximum amount of $1.0 million and such escrow fund shall be paid to Front Street Capital if the 5-day VWAP does not reach $10 within five years;

•
Michael Detlefsen was appointed President and Chief Executive Officer, with a mandate to work with an expanded Board of Directors to facilitate a strategic review of Ceres, develop and implement the resulting strategic plan, and develop and implement a new, permanent management structure for Ceres, with the shared goal of a seamless transition and continuity in the business;

•	Until November 30, 2013, Front Street Capital continued to provide services and support to Ceres, with no additional management fee payable to Front Street Capital after September 30, 2013; and

•	Until March 31, 2014, Front Street Capital continued to provide the services of Jason Gould as Interim Chief Financial Officer.

Management has determined that, as at June 20, 2014, the fair value of the provision for additional payments provided for under the Transition Agreement is $0.9 million (March 31, 2014 - $1.0 million), and these amounts are presented as current liabilities on the interim condensed consolidated balance sheets as at those respective dates.  As at June 30, 2014, the fair value of each additional payment was determined using the binomial options pricing model, with a remaining term to September 30, 2018, using volatility of 35% and a risk-free interest rate of 1.53% (March 31, 2014 - remaining term to September 30, 2018, volatility of 35% and risk-free interest rate of 1.71%). For the quarter ended June 30, 2014, general and administrative expenses include an adjustment to reduce the fair value of the additional payments by $48,000 (2013 - $nil).

Management fees and incentive fees

For the three-month periods ended June 30, 2014 and 2013, management fees and a provision for future payments to the former Manager are charged to operations and are included with general and administrative expenses, as follows:

Management Fees and Related Expenses
(in millions of dollars)	2014	2013

Management Fees and related HST	$-	$0.8
Adjustment to the provision for future payments to Front Street Capital	(0.1)	-
	$(0.1)	$0.8

The amount reported in the current quarter as an adjustment to the provision for future payments to Front Street Capital represents the reduction of the estimated fair value of the provision from the provisional amount of $1.0 million estimated as at March 31, 2014 as explained above.

SIGNIFICANT ACCOUNTING POLICIES

The preparation of Ceres’ interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results may vary from current estimates.  Management reviews these estimates periodically and, as adjustments become necessary, they are reported in the Statement of Comprehensive Income (Loss) in the period in which they become known.

The following significant accounting policies involve the use of estimates.

Financial instruments

Trade accounts receivable are classified as loans and receivables.  All other financial assets are held-for-trading and classified at fair value through profit or loss.  Current liabilities are classified as other liabilities, except Derivative liabilities and the Provision for future additional payments to Front Street Capital.  Derivative liabilities include unrealized losses on open cash contracts, which are held-for-trading and classified at fair value through profit or loss.  The Provision for future additional payments to Front Street Capital is revalued at fair value as at each reporting period-end and classified at fair value through profit or loss.  The carrying value of financial assets classified as current assets and the carrying fair value of financial liabilities classified as current liabilities approximate the fair value thereof given their short-term maturities.

Valuation of investments

Portfolio investments are held for trading, and are measured and reported at fair value.  Securities and ownership interests over which the Corporation exercises significant influence or control are accounted for using the equity-accounting model or through consolidation, as appropriate.

As at a reporting date, the fair value of financial instruments traded in active markets (primarily equity securities of public companies and related derivative instruments, if any) is based on the bid price for investments held by the Corporation, and on the asking price for investments sold short, if any. The fair value of financial instruments not traded in an active market (including but not limited to securities in private companies, warrants and restricted securities) is determined using valuation techniques. Depending on various circumstances, the Corporation may use several methods and makes assumptions based on market conditions existing at each reporting date. Valuation techniques may include, without limitation, the use of comparable recent arm’s length transactions, discounted cash flow analysis, option-pricing models and other valuation techniques commonly used by market participants.

Derivative commodity contracts

To reduce price risk caused by commodities market fluctuations, Riverland Ag generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Riverland Ag will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies may be significantly influenced by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, and volatility of freight markets.  Derivative contracts have not been designated, and are not accounted for, as fair value hedges.  Management determines fair value based on exchange-quoted prices, and in the case of its forward purchase and sales contracts, estimated fair value is adjusted for differences in local markets.  Realized and unrealized gains and losses in the value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the statement of comprehensive income as a component of cost of sales. Unrealized gains and losses on these derivative contracts are recognized in earnings and classified on the balance sheet as due from broker, derivative assets or derivative liabilities, as applicable.

Recognition of Riverland Ag revenues

Riverland Ag follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, title and risk of loss have passed, pricing is fixed or determinable, and collection is reasonably assured. Grain storage, rental and other operating income are recorded as earned on an accrual basis. Freight costs and handling charges related to sales are presented gross in revenues and cost of sales. Other direct and indirect costs associated with inventory and storage, including payroll and benefits of elevator employees, depreciation of buildings, silos and elevators, utilities and other similar costs are classified with cost of sales.

Inventories

Inventories represent agricultural grain commodities owned by Riverland Ag, such as oats, spring wheat, durum wheat, barley, corn, and soybeans.  Inventories are stated primarily at fair value less costs to sell.  Certain other inventories are stated at the lower of cost or market, with cost determined using the average cost method.  Fair value is primarily determined from market prices quoted on public commodity exchanges, adjusted for expected freight costs to normal delivery points and a price premium or discount to cover local supply and demand factors as estimated by management.  Changes in the fair value less costs to sell inventories of agricultural grain commodities are charged to operations as and when they occur, and such changes are included as a component of cost of sales.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met:
•	Management commits to a plan to sell a property;
•	It is unlikely that the disposal plan will be significantly modified or discontinued;
•	The property is available for immediate sale in its present condition;
•	Actions required to complete the sale of the property have been initiated;
•	Sale of the property is highly probable and management expects the completed sale will occur within one year; and
•	The property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, the Corporation records the carrying value of each property held for sale at the lesser of its carrying value or its fair value less costs to sell, and depreciation is no longer recognized.

Property, plant, and equipment

Property, plant, and equipment are stated at their fair value as at the date of the acquisition, plus the cost of property, plant and equipment acquired thereafter, less accumulated depreciation and accumulated impairment losses, if any.

Cost includes expenditures that are directly attributable to the acquisition of the asset and to bringing the asset to a working condition for its intended use.

If parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains or losses related to the disposition of property, plant and equipment are recognized in the Statement of Comprehensive Income as other income.

Depreciation is determined over the depreciable amount, being the cost of the asset or other amount substituted for cost, less its residual value, if any. Depreciation is recognized in net income and is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Buildings, silos/elevators, and improvements	15 – 31 years
Machinery and equipment	7 – 15 years
Furniture, fixtures, office equipment, computer software and other property, plant and equipment	7years

Depreciation methods, useful lives of the assets and their residual values are reviewed at fiscal year-end and adjusted if appropriate.

Riverland Ag reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the expected fair value of such assets might not be sufficient to support the carrying amount of the assets.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that it relates to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.  Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. A valuation allowance is established, if necessary, to reduce any deferred tax asset to an amount that is probable to be realized.

Share-based payments, Deferred Share Unit Plan

The Corporation has established the DSU Plan, which became effective on March 10, 2014 and is an equity-settled share-based payment plan.  Under the DSU Plan, a director who is not an employee of the Corporation or any affiliate and who is a non-executive Chair of the Board is an eligible director.  Any eligible director may elect to receive some or all the Annual Cash Remuneration amount (as defined in the DSU Plan) for that director in the form of DSUs.  DSUs are settled by the issuance of common shares on the Entitlement Date (as defined under the DSU Plan), which is a date after the end of a director’s term of service with the Board.

As at the dates on which DSUs are calculated under the DSU Plan, the Corporation recognizes as an expense the amount of directors’ fees for the portion of such fees represented by the fair value of the DSUs issued to the directors, and increases shareholders’ equity by an equal amount.  The Corporation revalues the DSUs as at the end of each reporting period, based on the volume-weighted-average trading price per common share of the Corporation on the Toronto Stock Exchange during the immediately preceding five (5) trading days.  Revaluation adjustments are recognized as an increase or decrease in the expense for Directors’ fees during the reporting period, with a corresponding increase or decrease in shareholders’ equity.

CONTINGENT LIABILITY

During the year ended March 31, 2014, Ceres terminated its arrangements and ongoing discussions with a potential development partner with respect to the development and construction of a grain facility at the Northgate Commodities Logistics Centre (“NCLC”).  The termination of discussions with the potential partner may have implications for any amounts to be collected from the potential partner and amounts previously paid to Ceres by the potential partner in respect to its portion of NCLC site preparation costs under the Cost-Sharing Agreement.  The recovery and/or reimbursement of such amounts, if any, will be subject to negotiations with the potential partner.

During the quarter ended June 30, 2014, the potential partner initiated an action against the Corporation for injunctive relief and unspecified damages relating to the development and construction of a grain facility at the Corporation’s NCLC.  As at the date of this MD&A, the Corporation has retained counsel to defend the proceedings.

SUBSEQUENT EVENT

Subsequent to the end of the quarter, Ceres announced the appointment of Mr. Pat Bracken as new Director, President and Chief Executive Officer effective September 1, 2014 and Mr. Harold M. Wolkin as new Director.

Mr. Bracken will bring to Ceres over 30 years of experience as a former Cargill senior executive with extensive international exposure in management, business development and expansion, grain and energy trading.  He is also a past member of the New York Mercantile Exchange’s Product Development Advisory Committee for Energy. Mr. Bracken holds a Bachelor’s Degree in Agricultural Economics from the University of Missouri.

Mr. Wolkin’s will bring over 30 years of investment banker and financial analyst experience to Ceres.  He spent 25 years with BMO Nesbitt Burns and BMO Capital Markets in various senior positions and most recently as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Mr. Wolkin is a CFA Charterholder and earned a Bachelor of Arts in Economics from York Univeristy.  He also has a Masters of Arts in Economics and Finance from the University of Toronto, a graduate and a member of the Institute of Corporate Directors.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Ceres maintains appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely.  National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and that they have, as at June 30, 2014, designed DC&P (or have caused such DC&P to be designed under their supervision) to provide reasonable assurance that material information relating to Ceres is made known to them by others, particularly during the period in which Ceres’ annual filings are being prepared, and that information required to be disclosed by Ceres in its annual filings, interim filings or other reports filed or submitted by Ceres under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal control over financial reporting

NI 52-109 also requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and that they have, as at June 30, 2014, designed ICFR (or have caused such ICFR to be designed under their supervision) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS).  The control framework used by the Chief Executive Officer and the Chief Financial Officer to design Ceres’ ICFR is the Risk Management and Governance:  Guidance on Control (COCO Framework) published by The Canadian Institute of Chartered Accountants.  During the period beginning on April 1, 2014 and ended on June 30, 2014, there have been no changes in Ceres’ ICFR that has materially affected, or is reasonably likely to materially affect, Ceres’ ICFR.

Dated this 12th day of August, 2014